Exhibit 99.1

CNFinance Announces Second Quarter and First Half of 2019

Unaudited Financial Results

GUANGZHOU, China, August 20, 2019 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2019 and the first half of 2019.

Second Quarter 2019 Operational and Financial Highlights

•	Total loan origination volume[1] was RMB1,667.1 million (US$242.8 million) during the second quarter of 2019, compared to RMB3,598.0 million in the same period of 2018.
•	Total outstanding loan principal[2] was RMB13.0 billion (US$1.9 billion) as of June 30, 2019, compared to RMB15.8 billion as of December 31, 2018.
•	Total interest and fees income were RMB802.1 million (US$116.8 million) in the second quarter of 2019, compared to RMB1,071.6 million in the same period of 2018.
•	Net income was RMB160.8 million (US$23.3 million) in the second quarter of 2019, compared to RMB241.3 million in the same period of 2018.
•	Basic and diluted earnings per ADS were RMB2.34 (US$0.34) and RMB2.13 (US$0.31), respectively, in the second quarter of 2019, compared to RMB3.92 and RMB3.59, respectively, in the same period of 2018.

First Half of 2019 Operational and Financial Highlights

•	Total loan origination volume[1] was RMB2,664.7 million (US$388.2 million) during the first half of 2019, compared to RMB5,799.4 million in the same period of 2018.
•	Total interest and fees income were RMB1,694.4 million (US$246.8 million) in the first half of 2019, compared to RMB2,136.9 million in the same period of 2018.
•	Net income was RMB296.3 million (US$43.2 million) in the first half of 2019, compared to RMB438.0 million in the same period of 2018.
•	Basic and diluted earnings per ADS were RMB4.32(US$0.63) and RMB3.93(US$0.57), respectively, in the first half of 2019, compared to RMB7.12 and RMB6.52, respectively, in the same period of 2018.

“I am pleased to announce that CNFinance has recorded a net income of RMB160.8 million during the second quarter of 2019 in spite of the soft macroeconomic environment in China.” commented by Mr. Bin Zhai, Chairman and Chief Executive Officer of CNFinance. “The economic environment brought us both opportunities and challenges. In order to maximize shareholders’ value, we have taken a step further to upgrade our collaboration model. We have established a sales partner service center this quarter and performed a series of services tailored for our sales partners, including offering online and offline training programs and developing a mobile app that could increase the efficiency of loan facilitation and help them control risks.

________________________________

1 Refers to the total amount of loans CNFinance originated during the relevant period.

2 Refers to the total amount of loans outstanding for CNFinance at the end of the relevant period.

1

The market has received our collaboration model well. As of June 30, 2019, we have signed cooperation agreements with over 950 sales partners, 470 of which have already facilitated loans by introducing borrowers to our company. Total loan origination volume reached RMB2.7 billion during the first half of 2019. More importantly, our platform is well valued by the sales partners, 150 of whom continued their efforts in referring quality borrowers to us during the second quarter. The new borrowers introduced by these 150 sales partners contributed to another RMB1 billion of loan origination volume in the second quarter.

As our collaboration model develops and continues to expand, providing tailor-made services to our sales partners is becoming an integrated and increasingly important part of our business. We expect to attract more high-quality sales partners into our platform and better serve the financing needs of micro- and small-enterprise (“MSE”) owners.”

Second Quarter 2019 Financial Results

Total interest and fees income decreased by 25.1% to RMB802.1 million (US$116.8 million) for the second quarter of 2019 from RMB1,071.6 million in the same period of 2018, primarily due to a decrease in the Company’s interest and financing service fee on loans.

Interest and financing service fee on loans decreased by 25.3% to RMB798.0 million (US$116.2 million) for the second quarter of 2019 from RMB1,068.0 million in the same period of 2018, primarily due to the decrease of the loan origination volume, which is a result of the Company’s strategic focus on ensuring loan quality over loan growth and devoting its resources on the new collaboration model. This slowed down the loan facilitation and led to a decrease in the interest and financing service fee on loans.

Interest on deposits with banks increased by 13.9 % to RMB4.1 million (US$0.6 million) for the second quarter of 2019 from RMB3.6 million in the same period of 2018, primarily due to an increase in the amount of average daily bank deposits in the second quarter of 2019.

Interest expense decreased by 23.8% to RMB368.9 million (US$53.7 million) for the second quarter of 2019, compared to RMB484.2 million in the same period of 2018, primarily due to a decrease in demand of funding resulting from a general decrease of the loan origination volume.

Collaboration cost for sales partners increased to RMB31.6 million (US$4.6 million) for the second quarter of 2019 from nil in the second quarter of 2018, primarily due to the development of the new collaboration model started in 2019.

Net interest and fees income after collaboration cost was RMB401.6 million (US$58.5 million) for the second quarter of 2019, a decrease of 31.6% from RMB587.4 million in the same period of 2018.

Provision for credit losses increased by 16.9% to RMB94.8 million (US$13.8 million) for the second quarter of 2019 from RMB81.1 million in the same period of 2018. The increase was mainly attributable to the combined effect of (a) the decrease in outstanding principal of non-delinquent loans and loans delinquent within 90 days which resulted in a decrease in collectively assessed allowances and (b) an increase in the amount of NPLs. “NPL” refers to a loan being delinquent for over 90 days.

Other gains, net increased by 411.6% to RMB22.0 million (US$3.2 million) for the second quarter of 2019 from RMB4.3 million in the same period of 2018, primarily attributable to the net gain of RMB17.3 million resulting from the transfer of loans accounted for as sales.

2

Total operating expenses decreased by 40.8% to RMB118.1 million (US$17.3 million) for the second quarter of 2019, compared with RMB199.6 million in the same period of 2018.

Employee compensation and benefits decreased by 59.6% to RMB51.2 million (US$7.5 million) for the second quarter of 2019 from RMB126.6 million in the same period of 2018, primarily due to a decrease in the number of sales personnel with the development of the new collaboration model, under which borrowers are introduced by the sales partners who have signed cooperation agreements with us through collaboration model.

Share-based compensation expense decreased by 59.6% to RMB4.0 million (US$0.6 million) for the second quarter of 2019 from RMB9.9 million in the same period of 2018. According to the Company’s share option plan, approximately 60%, 20% and 20% of the option grants vested during 2017, 2018 and 2019, respectively. Related compensation cost of the option grants was recognized over the requisite period.

Taxes and surcharges decreased by 39.0% to RMB15.2 million (US$2.2 million) for the second quarter of 2019 from RMB24.9 million for the same period of 2018, primarily due to the fact that the non-deductible value added tax (“VAT”) decreased from RMB18.9 million in the second quarter of 2018 to RMB11.0 million (US$1.6 million) in the same period in 2019. The decrease of VAT was attributed to the “service fee charged to trust plans” which was a non-deductible item. According to the current regulations in China, “service fees charged to trust plans” led to a 6% VAT on service fees charged to trust plans on the subsidiary level while no input VAT should be recorded as costs on a consolidated trust plan level.

Other expenses increased by 88.2% to RMB38.2 million (US$5.6 million) for the second quarter of 2019 from RMB20.3 million in the same period of 2018, primarily due to (a) the increase in consulting fee paid to professional consultants such as auditor and lawyer during the ordinary course of business and (b) the increase of litigation cost in line with the increase of NPLs during the period.

Income tax expense decreased by 20.7% to RMB55.7 million (US$8.1million) for the second quarter of 2019 from RMB70.2 million in the same period of 2018, primarily due to a decrease in the amount of taxable income.

Net income decreased by 33.4% to RMB160.8 million (US$23.3 million) for the second quarter of 2019 from RMB241.3 million in the same period of 2018.

Basic and diluted earnings per ADS were RMB2.34 (US$0.34) and RMB2.13 (US$0.31), respectively, in the second quarter of 2019, compared to RMB3.92 and RMB3.59, respectively, in the same period of 2018. One ADS represents 20 ordinary shares.

First Half of 2019 Financial Results

Total interest and fees income decreased by 20.7% to RMB1,694.4 million (US$246.8 million) in the first half of 2019 from RMB2,136.9 million in the same period of 2018, primarily due to a decrease in interest and financing service fees on loans.

Interest and financing service fee on loans decreased by 20.9% to RMB1,686.2 million (US$245.6 million) in the first half of 2019 from RMB2,131.2 million in the same period of 2018, primarily due to a decrease of the loan origination volume, which is a result of the Company’s strategic focus on ensuring loan quality over the growth of loan volume and devoting its resources to the new collaboration model.

3

Interest on deposits with banks increased by 43.9% to RMB8.2 million (US$1.2 million) in the first half of 2019 from RMB5.7 million in the same period of 2018, primarily due to an increase in the amount of average daily bank deposits in the first half of 2019.

Interest expense decreased by 18.2% to RMB778.3 million (US$113.4 million) in the first half of 2019 from RMB951.5 million in the same period in 2018, primarily due to a decrease in demand of funding resulting from a general decrease of the loan origination volume.

Collaboration cost for sales partners increased to RMB40.8 million (US$5.9 million) for the first half of 2019 from nil in the same period of 2018, primarily due to the development of the new collaboration model.

Net interest and fees income after collaboration cost decreased by 26.2% to RMB875.3 million (US$127.5 million) for the first half of 2019 from RMB1,185.4 million in the same period of 2018.

Provision for credit losses increased by 19.4% to RMB268.1 million (US$39.0 million) for the first half of 2019 from RMB224.6 million in the same period in 2018, primarily attributable to the combined effect of (a) the decrease in outstanding principal of non-delinquent loans and loans delinquent within 90 days which resulted in a decrease in collectively assessed allowances and (b) an increase in the amount of NPLs. “NPL” refers to a loan being delinquent for over 90 days.

Other gains, net increased by 556.9% to RMB33.5million (US$4.9 million) for the first half of 2019 from RMB5.1 million in the same period of 2018, primarily attributable to the net gain of RMB26.2 million resulting from the transfer of loans accounted for as sales.

Total operating expenses decreased by 32.8% to RMB255.2 million (US$37.2million) in the first half of 2019, compared with RMB379.8 million in the same period of 2018.

Employee compensation and benefits decreased by 55.8% to RMB107.7 million (US$15.7 million) in the first half of 2019 from RMB243.7 million in the same period in 2018, primarily due to a decrease in the number of employees and associated compensation.

Share-based compensation expense decreased by 60.3% to RMB7.9 million (US$1.2 million) in the first half of 2019 from RMB19.9 million in the same period of 2018. According to the Company’s share option plan, approximately 60%, 20% and 20% of the option grants vested during 2017, 2018 and 2019, respectively. Related compensation cost of the option grants was recognized over the requisite period.

Taxes and surcharges decreased by 9.1% to RMB35.9 million (US$5.2 million) in the first half of 2019 from RMB39.5 million in the same period of 2018, primarily due to the fact that the non-deductible value added tax (“VAT”) decreased from RMB28.1 million in the first half of 2018 to RMB26.6 million (US$3.9 million) in the same period in 2019. The decrease of VAT was attributed to the “service fee charged to trust plans” which was a non-deductible item. According to the current regulations in China, “service fees charged to trust plans” led to a 6% VAT on service fees charged to trust plans on the subsidiary level while no input VAT should be recorded as costs on a consolidated trust plan level.

4

Other expenses increased by 108.5% to RMB83.8 million (US$12.2 million) in the first half of 2019 from RMB40.2 million in the same period of 2018, primarily due to (a) the increase in consulting fee paid to professional consultants, (b) the increase of litigation cost in line with the increase of NPLs during the period and (c) the increase in the advertising and promotion fee.

Income tax expense decreased by 32.2% to RMB101.3million (US$14.8 million) in the first half of 2019 from RMB149.3 million in the same period of 2018, primarily due to a decrease in taxable income in the first half of 2019.

Net income decreased by 32.4% to RMB296.3 million (US$43.2 million) in the first half of 2019 from RMB438.0 million in the same period of 2018.

Basic and diluted earnings per ADS were RMB4.32 (US$0.63) and RMB3.93 (US$0.57), respectively, in the first half of 2019, compared to RMB7.12 and RMB6.52, respectively, in the same period of 2018. One ADS represents 20 ordinary shares.

As of June 30, 2019, the Company had cash and cash equivalents of RMB1.9 billion (US$0.3 billion), compared with RMB3.2 billion as of December 31, 2018, including RMB1.4 billion (US$0.2 billion) and RMB2.5 billion from structured funds as of June 30, 2019 and December 31, 2018, respectively, which could only be used to grant new loans and activities.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, slightly decreased from 7.6% as of December 31, 2018 to 7.5% as of June 30, 2019.

5

Business Outlook

For the third quarter of 2019, based on the information available as of the date of this press release, we expect net income to be between RMB100 million and RMB150 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 20, 2019 (8:00 PM Beijing/ Hong Kong Time on Tuesday, August 20, 2019).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on August 27, 2019.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10134109

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 28, 2019, or at any other rate.

6

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise ("MSE") owners with its funding partners. The Company's primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company's risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

7

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2018	June 30, 2019
	RMB	RMB	US$
Assets

Cash and cash equivalents (including RMB2,457,243 and RMB1,401,640 from structured funds as of December 31, 2018 and June 30, 2019, respectively, which could only be used to grant new loans and activities)	3,161,658	1,897,955	276,468
Loans principal, interest and financing service fee receivables (net of allowance of RMB863,038 and RMB1,081,282 as of Dec 31, 2018 and June 30, 2019, respectively)	14,998,286	11,999,520	1,747,927
Available-for-sale investments	682,252	1,167,408	170,052
Property and equipment	19,166	13,865	2,020
Intangible assets and goodwill	4,176	3,919	571
Deferred tax assets	217,615	275,352	40,110
Deposits	178,218	147,776	21,526
Right-of-use asset	-	55,283	8,053
Other assets	93,346	73,245	10,669

Total assets	19,354,717	15,634,323	2,277,396

Liabilities and shareholders' equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	4,213,900	2,185,322	318,328
Other borrowings	11,110,876	8,551,560	1,245,675
Accrued employee benefits	42,179	24,589	3,582
Income tax payable	689,415	732,811	106,746
Deferred tax liabilities	1,306	1,594	232
Lease liability	-	55,283	8,053
Other liabilities	251,486	732,675	106,726

Total liabilities	16,309,162	12,283,834	1,789,342
Ordinary shares	917	917	134
Additional paid-in capital	921,703	929,646	135,418
Retained earnings	2,127,502	2,423,825	353,070
Accumulated other comprehensive losses	(4,567)	(3,899)	(568)

Total shareholders' equity	3,045,555	3,350,489	488,054

Total liabilities and shareholders' equity	19,354,717	15,634,323	2,277,396

8

 CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	1,068,015	797,953	116,235
Interest on deposits with banks	3,554	4,088	595

Total interest and fees income	1,071,569	802,041	116,830

Interest expense	(484,188)	(368,916)	(53,739)

Net interest and fees income	587,381	433,125	63,091
Collaboration cost for sales partners	-	(31,582)	(4,600)
Net interest and fees income after collaboration cost	587,381	401,543	58,491

Provision for credit losses	(81,100)	(94,788)	(13,807)

Net interest and fees income after collaboration cost and provision for credit losses	506,281	306,755	44,684

Realized gains on sales of investments, net	505	5,806	846
Other gains, net	4,259	21,997	3,204

Total non-interest revenue	4,764	27,803	4,050

Operating expenses
Employee compensation and benefits	(126,586)	(51,232)	(7,463)
Share-based compensation expense	(9,929)	(3,972)	(579)
Taxes and surcharges	(24,946)	(15,224)	(2,218)
Operating lease cost	(15,188)	(9,510)	(1,385)
Offering expenses	(2,666)	-	-
Other expenses	(20,326)	(38,155)	(5,558)

Total operating expenses	(199,641)	(118,093)	(17,203)

Income before income tax	311,404	216,465	31,531
Income tax expense	(70,157)	(55,661)	(8,108)

Net income	241,247	160,804	23,423

Earnings per share
Basic	0.20	0.12	0.02
Diluted	0.18	0.11	0.02
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	3.92	2.34	0.34
Diluted	3.59	2.13	0.31

Other comprehensive income
Net unrealized gains on available-for-sale investments	363	1,657	241
Foreign currency translation adjustment	130	5,934	864
Comprehensive income	241,740	168,395	24,528

9

 CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	2,131,210	1,686,175	245,619
Interest on deposits with banks	5,692	8,156	1,188

Total interest and fees income	2,136,902	1,694,331	246,807

Interest expense	(951,426)	(778,251)	(113,365)

Net interest and fees income	1,185,476	916,080	133,442
Collaboration cost for sales partners	-	(40,849)	(5,950)
Net interest and fees income after collaboration cost	1,185,476	875,231	127,492

Provision for credit losses	(224,647)	(268,062)	(39,048)

Net interest and fees income after collaboration cost and provision for credit losses	960,829	607,169	88,444

Realized gains on sales of investments, net	1,215	12,116	1,765
Other gains, net	5,102	33,545	4,886

Total non-interest revenue	6,317	45,661	6,651

Operating expenses
Employee compensation and benefits	(243,700)	(107,702)	(15,689)
Share-based compensation expense	(19,858)	(7,943)	(1,157)
Taxes and surcharges	(39,458)	(35,928)	(5,234)
Operating lease cost	(29,244)	(19,871)	(2,895)
Offering expenses	(7,326)	-	-
Other expenses	(40,234)	(83,761)	(12,201)

Total operating expenses	(379,820)	(255,205)	(37,176)

Income before income tax	587,326	397,625	57,919
Income tax expense	(149,333)	(101,299)	(14,756)

Net income	437,993	296,326	43,163

Earnings per share
Basic	0.36	0.22	0.03
Diluted	0.33	0.20	0.03
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	7.12	4.32	0.63
Diluted	6.52	3.93	0.57

Other comprehensive income
Net unrealized gains on available-for-sale investments	399	867	126
Foreign currency translation adjustment	156	(199)	(29)
Comprehensive income	438,548	296,994	43,260

10